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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                  VERITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          COMMON STOCK, .001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)





                                   92343C106
                                   ---------
                                 (CUSIP Number)




                                JANUARY 5, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ x ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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THIS SCHEDULE 13G AMENDS THE SCHEDULE 13D FILED BY THE CLARK ESTATES, INC. ON
NOVEMBER 13, 1997.


CUSIP NO. 92343C106                    13G            Page   2   of   7   Pages
         ---------------------                              -----    -----

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          The Clark Estates, Inc.
          13-5524538
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER                     552,200
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER                       -0-
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER                552,200
 PERSON WITH
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER                  -0-

                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          552,200
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.62%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON

          CO
          ---------------------------------------------------------------------



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Item 1.

           (a)     Name of Issuer:

                      Verity, Inc.

           (b)     Address of Issuer's Principal Executive Offices:

                      894 Ross Drive
                      Sunnyvale, CA 94089



Item 2.

           (a)     Name of Person Filing:

                      The Clark Estates, Inc.


           (b)     Address of Principal Business Office:

                      One Rockefeller Plaza
                      New York, NY 10020

           (c)     Citizenship:

                      New York

           (d)     Title of Class of Securities:

                      Common Stock, $.001 par value per share

           (e)     CUSIP Number:

                      92343C106


                                  Page 3 of 7
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Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           Not applicable

           (a)  [  ]  Broker or dealer registered under Section 15 of the Act

           (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act

           (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the
                      Act

           (d)  [  ]  Investment company registered under Section 8 of the
                      Investment Company Act of 1940

           (e)  [  ]  An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E)

           (f)  [  ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F)

           (g)  [  ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

           (h)  [  ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act

           (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

           (j)  [  ]  Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.    Ownership.

           Based upon an aggregate of 11,942,000 shares of the security outstanding as of November 30, 1998 (as reported in the Issuer's Form 10-Q for the period ended November 30, 1998):

           (a).    Amount Beneficially Owned

                   The Clark Estates, Inc. is the beneficial owner of 552,200 shares of the security.


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           (b).    Percent of Class:

                   The 552,200 shares of the security beneficially owned by The Clark Estates, Inc. constitute 4.62% of the outstanding shares of the security.

           (c).    Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote

                            552,200

                   (ii)     Shared power to vote or to direct the vote

                            -0-

                   (iii)    Sole power to dispose or to direct the
                            disposition of

                            552,200

                   (iv) Shared power to dispose or to direct the disposition of

                            -0-

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          No person other than The Clark Estates, Inc. has the right to receive or the power to direct the receipt or dividends from, or the proceeds from the sale of, the shares of the security referred to in Item 4(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.


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Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:  January 29, 1999


                                          /s/ Kevin S. Moore
                                          ------------------------
                                              (Signature)
                                               Kevin S. Moore
                                               Senior Vice President and Chief
                                               Financial Officer
                                               The Clark Estates, Inc.

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